Filed Pursuant to Rule 433
Registration No. 333-134553

FX-Linked Range Note

Final Terms and Conditions
“USD/MXN Range Accrual”	September 13, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the USD/MXN spot exchange rate (the Reference Exchange Rate). The investor will receive at maturity an Additional Amount equal to the principal amount of the notes multiplied by the product of 2% and a ratio equal to (a) the number of consecutive Valuation Business Days in the Accrual Period from and including the Accrual Start Date that the Daily Exchange Rate trades strictly within the Reference Range (that is, the number of Valuation Business Days in the Accrual Period to and including the earlier of the Valuation Date or the Valuation Business Day immediately preceding the first Valuation Business Day on which the Daily Exchange Rate outside the Reference Range), divided by (b) the total number of Valuation Business Days in the Accrual Period.  The investor will receive the maximum possible Additional Amount of 2.0% times the principal amount of the notes if the Daily Exchange Rate trades strictly within the Reference Range for each Valuation Business Day in the Accrual Period.  If the Daily Exchange Rate is outside the Reference Range on any Valuation Business Day during the Accrual Period, the Additional Amount will cease to accrue, and will be fixed, as of that date. If the Daily Exchange Rate is outside the Reference Range on the Accrual Start Date, then the Additional Amount will be zero, and the investor will receive at maturity only the repayment of principal invested, with no additional return.  The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc (A1, A+, AA-)
Principal Amount	$12,560,000
Issue Price	100%
Principal Protection	100%
Trade Date	September 13, 2007
Issue Date	September 20, 2007

Valuation Date	December 13, 2007
Maturity Date	December 20, 2007
Reference Currency	Mexican Peso (MXN)
Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of currency units per $1.
Daily Exchange Rate

For any Valuation Business Day within the Accrual Period, the Reference Exchange Rate on such Valuation Business Day, determined in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

On the Trade Date, the Reference Exchange Rate, determined in accordance with the Settlement Rate Option, was 11.0731.

Redemption Amount	A single U.S. Dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any.
Additional Amount	The principal amount of each note multiplied by:
2.00% * (n / N)
Where:
n =

the number of consecutive Valuation Business Days during the Accrual Period from and including the Accrual Start Date to and including the earlier of (a) the Valuation Date and (b) the Valuation Business Day immediately preceding the first Valuation Business Day on which the Daily Exchange Rate is outside the Reference Range

	N =	the total number of Valuation Business Days in the Accrual Period
Reference Range	From and including the Range Lower Boundary to and including the Range Upper Boundary:
	Range Lower Boundary	Range Upper Boundary
	10.8000	11.1600
Accrual Period	From and including the Accrual Start Date to and including the Valuation Date.
Accrual Start Date	September 17, 2007
Settlement Rate Option

The Mexican Peso/U.S. Dollar fixing rate, expressed as the amount of Mexican Pesos per one U.S. Dollar, for settlement in two New York and Mexico City business days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption ‘‘MXN’’ at approximately 12.00 p.m., New York time on the relevant day.

Valuation Business Day	New York and Mexico City
Business Day	New York

Business Day Convention	Modified Following
Disruption Event

If a Disruption Event is in effect on any Valuation Business Day during the Accrual Period to and including the earlier of (a) the Valuation Date and (b) the first Valuation Business Day on which the Daily Exchange Rate is outside the Reference Range, the Calculation Agent will determine the Daily Exchange Rate for such Valuation Business Day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement.

A “Disruption Event” means any of the following events with respect to the Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any Valuation Business Day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside Mexico to accounts outside Mexico; or (y) the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or
(C)

the Daily Exchange Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in Mexico that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on any Valuation Business Day.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	CUSIP: 52517P5U1
ISIN: US52517P5U16
Settlement System	DTC
Listing	Not Applicable
Denominations	$1,000 and whole multiples of $1,000
Issue Type	USMTN
Fees		Price to Public (1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$5.04	$994.96
	Total	$12,560,000	$63,302.40	$12,496,697.60
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)	Lehman Brothers Inc. will receive commissions equal to $5.04 per $1,000 principal amount, or 0.504%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for the Reference Currency at the end of each week in the period from the week ending September 12, 2004 through the week ending September 9, 2007, and on the Trade Date, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  On the Trade Date, the Reference Exchange Rate, determined in accordance with the Settlement Rate Option, was 11.0731.  The historical data on the Reference Currency is not necessarily indicative of the future performance of the Reference Currency or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Daily Exchange Rate will remain within the Reference Range on any or all of the Valuation Business Days during the Accrual Period, and therefore to determine what the Additional Amount payable at maturity, if any, may be. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity per $1,000 note, including scenarios under which an Additional Amount will or will not be payable, based on the Reference Range (as determined on the Trade Date) and hypothetical values for (a) the number of consecutive Valuation Business Days in the Accrual Period from and including the Accrual Start Date that the Daily Exchange Rate trades strictly within the Reference Range (represented as “n”) and (b) the expected total number of Valuation Business Days in the Accrual Period (represented as “N”).  The actual value for “n” will be determined by observing the Daily Exchange Rate against the Reference Range on each Valuation Business Day during the Observation Period.

The values for “n” in the examples below have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/MXN exchange rate and should not be taken as indicative of the future performance of the USD/MXN exchange rate.  Numbers in the table below have been rounded for ease of analysis.

Scenario	n	N	2.0% * (n / N)	Additional Amount = $1,000 * 2.0% * (n / N)	Redemption Amount = $1,000 + Additional Amount
1	0	59	0.000%	$0.00	$1,000.00
2	7	59	0.237%	$2.37	$1,002.37
3	16	59	0.542%	$5.42	$1,005.42
4	24	59	0.814%	$8.14	$1,008.14
5	35	59	1.186%	$11.86	$1,011.86
6	43	59	1.458%	$14.58	$1,014.58
7	55	59	1.864%	$18.64	$1,018.64
8	59	59	2.000%	$20.00	$1,020.00